6365 53rd Street N.,

Pinellas Park, Florida 33781

(727) 498-8514

May 4, 2012

Mr. Patrick Gilmore

Division of Corporate Finance

Securities and Exchange Commission

Washington DC 20549

Re: Infrax Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed September 28, 2010

File No. 000-52488

Dear Mr. Gilmore:

We are in receipt of your inquiry and have prepared the following responses to your inquiry.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data

Statement of Stockholders’ Equity, page 31

1.	Your correspondence appears to indicate that you plan to restate your Statement of Stockholders Equity for the year ended June 30, 2010 to address our prior comments. Please note that in doing so you should label the Statement of Stockholders Equity as restated, include a footnote describing the restatement in accordance with the requirements of ASC 250-10-50 and your audit opinion should reference the restatement footnote in accordance with paragraph 12 of AU Section 420.

RESPONSE: We have included a restated statement of stockholders’ equity for the year ended June 30, 2010 in the 10-K for the year ended June 30, 2011. This statement has been retro-actively adjusted for the stock split that occurred in August 2011. We have also included an explanatory paragraph in the audit report and a footnote detailing the reason and the items restated. We have included an explanatory line on the statement indicating that the amounts were retro-actively restated for the stock split. We did not, however, label any one line in the statement as restated, since the numbers were not comparable to the June 2010 Form 10-K. We believe the labeling of any one line as restated would be more confusing than helpful. We believe the footnote describes the changes adequately.

2	We note the Restated Statement of Stockholders Equity provided in Schedule 1 and the stock transaction detail provided in Schedule 2 in response to our prior comments 1 through 4. Please address the following inconsistencies:

•	Your Restated Statement of Stockholders Equity reflects 7.8 million shares of stock issued for services with a corresponding $246,000 increase in total equity. However the detail provided in Schedule 2 appears to indicate that the total value of these common shares issued for services is $262,000. Please reconcile this apparent discrepancy.
•	Your Restated Statement of Stockholders Equity reflects the conversion of 600,000 preferred shares into 1.8 billion common shares with a corresponding $1.8 million decrease in APIC. However the detail provided in Schedule 2 reflects a $481,000 decrease in APIC. Please reconcile this apparent discrepancy.
•	Your Restated Statement of Stockholders Equity reflects the issuance of 2.5 million preferred shares to Trimax with a corresponding $5.8 million increase in total equity. However the detail provided in Schedule 2 indicates that the total value of these preferred shares was $5.7 million. Please reconcile this apparent discrepancy.

• Your Restated Statement of Stockholders Equity reflects the combined issuance of

1.2 million preferred shares related to the conversion of accrued officer salaries and officer bonuses with a corresponding $368,000 increase in total equity. However the detail provided in Schedule 2 reflects 1.1 million preferred shares issued to officers and employees with a total equity value of $307,000. Please reconcile this apparent discrepancy.

Response We are sorry for any inconsistencies in Schedule 2. Attached please find a new Schedule 2 that has been updated for the stock split. These amounts do match the line items on the statement of changes in stockholders’ deficit. The numbers of stock and values also match the disclosures in the footnotes and our shareholder records. The numbers and disclosures on the stock issuances for 2010, as filed in our Form 10-K for the year ended June 30, 2011, are accurate and adequately supported by our records.

Note 5 – Intangible Assets

TriMax Intellectual Property, page 39

3.	We note your response to prior comment 5. However, it is unclear whether you have concluded that this transaction is a business combination or whether you continue to believe that this transaction is an asset acquisition. To the extent that you continue to believe that this transaction is an asset acquisition please fully respond to our prior comment 5. To the extent that you concluded that the transaction is a business combination, please describe how your accounting change impacts your financial statements and how you considered ASC 250-10-45.

Response The Company considers the acquisition of the TriMax Intellectual Property as an asset purchase. We believe that in footnote 1 and footnote 5 we have consistently referred to the purchase of assets of TriMax. No discussion of goodwill or continuing operations was ever broached. The Company has also not shown any pro-forma statements for the TriMax acquisition as would be expected of a business acquisition. In future filings, we will try to be even more direct.

You may contact us with any other questions.

Sincerely,

/s/ Peter Messineo

Peter Messineo

Chief Accounting Officer

Infrax Systems, Inc.

6365 53rd Street N.,

Pinellas Park, Florida 33781